Exhibit 99.1

KNOT Offshore Partners LP Announces CEO/CFO Stepping Down

April 10, 2023

ABERDEEN, Scotland—(BUSINESS WIRE)—KNOT Offshore Partners LP (the “Partnership”) (NYSE:KNOP), an owner and operator of shuttle tankers, announced today that Gary Chapman, KNOP’s CEO and CFO, has given notice that he intends to resign from his roles at the Partnership in order to pursue an opportunity outside of the shuttle tanker sector.

Mr. Chapman will remain available to assist the Partnership in his current roles for up to six months in order to provide the Partnership with time to find and appoint a suitable successor and to ensure a smooth transition.

Trygve Seglem, Chairman of KNOP’s Board of Directors, commented: “On the behalf of our Board, I would like to thank Gary for his significant contribution to KNOP and for providing leadership and clarity through a challenging transitional period for the Partnership and the shuttle tanker industry. We appreciate that he will continue to provide us with stability and leadership as we seek to find and appoint a suitable successor.”

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited Partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

KNOT Offshore Partners LP

Gary Chapman

Chief Executive Officer and Chief Financial Officer

Email: ir@knotoffshorepartners.com

Tel: +44 1224 618 420